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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02021403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50109

RECEIVED MAR 1 1 2002 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, (MM/DD/YY) AND ENDING DECEMBER 31, (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GERBER ASSET MANAGEMENT, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway - Suite 4000
(No. and Street)

New York, (City) New York (State) 10271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sander Gerber (646) 825-2150
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP
(Name — *if individual, state last, first, middle name*)

132 Nassau Street, Suite 1023, (Address) New York, (City) NY (State) 10038 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/27/02

OATH OR AFFIRMATION

I, *SANDER GERBER*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *GERBER ASSET MANAGEMENT, LLC,* as of *DECEMBER 31, 2001*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

President of GP of Managing Member
Title

X ______________________
Notary Public

SAMANTHA BROWNE WILLIAMS
Notary Public, State of New York
No. 01BR6033231
Qualified in Queens County
Commission Expires Nov. 15, 20 05

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***SANDER GERBER***, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***GERBER ASSET MANAGEMENT, LLC,*** as of ***DECEMBER 31, 2001***, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

President of GP of

(Title) Managing Member

(Notary Public)

SAMANTHA BROWNE WILLIAMS
Notary Public, State of New York
No. 01BR6033231
Qualified in Queens County
Commission Expires Nov. 15, 20 05

GERBER ASSET MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

GERBER ASSET MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
Cash and cash equivalents	$ 890
Due from clearing broker	4,981,934
Securities owned - at market value	8,547,736
Other assets	10,000
Total assets	$ 13,540,560
LIABILITIES AND CAPITAL	
Liabilities:	
Securities sold, but not yet purchased	$ 8,398,161
Accounts payable and accrued expenses	15,584
Payable to affiliate	3,600
Total liabilities	8,417,345
Commitments and Contingencies (Notes 5 & 6)	
Capital	5,123,215
Total liabilities and capital	$ 13,540,560

The accompanying notes are an integral part of these statements.

GERBER ASSET MANAGEMENT, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1- Nature of Business

Gerber Asset Management, LLC, a limited liability company (The "Company") is a broker/dealer in securities registered with the Securities and Exchange Commission and an associate member of the American Stock Exchange.

The "Company" operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Commission, and accordingly is exempt from the remaining provisions of that rule.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

b) ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents.

c) ***Income Taxes***
Income taxes are not payable by, or provided for, the Company. Instead, the members are liable for individual income taxes on their respective shares of the Company's taxable income.

d) ***Fixed Assets***
Equipment is carried at cost and is depreciated over a useful life of five years using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the terms of the lease.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 - Marketable Securities Owned and Sold, but Not Yet Purchased

Marketable securities consist of trading securities at quoted market values, as illustrated below:

	Owned	Sold, but not yet Purchased
Equities	8,547,736	8,398,161
Preferred Stock	-0-	-0-
Bonds	-0-	-0-
	8,547,736	8,398,161

Note 4 - Related Party Transactions

Pursuant to its operating agreement with Gerber Management, LP ("Gerber") a member of the Company , the Company will pay Gerber a management fee in exchange for Gerber providing operational and management assistance to the Company, as well as paying all administrative costs, including salaries, rent, and overhead expenses. The fee paid for the period ended December 31, 2001 amounted to $1,999,786.

Note 5- Commitments and Contingencies

The Company rents office space pursuant to a lease agreement expiring July 31, 2006. Annual payments of $160,816, through January 31, 2004, and $171,304 for the remainder of the lease, plus escalation for real-estate taxes, are payable monthly. The Company's minimum rental commitments through termination are as follows:

2002	$160,816
2003	$160,816
2004	$170,430
2005	$171,304
2006	$ 99,927

The Company has established a letter of credit with an annual automatic renewal in the amount of $85,652, delivered to the landlord as security.

Pursuant to the Company's operating agreement (Note 4) its managing member pays the rent expense.

Note 6- Financial Instruments with Off-Balance Sheet Credit Risk

The Company trades only for its own account.

The Company is subject to certain inherent market risks arising from its investing activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in the financial statements. The Company attempts to reduce such risk in their short positions by holding offsetting long positions.

A substantial portion of the Company's assets is held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations.

Note 7- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2001, the Company's net capital of $4,706,806 was $4,606,806 in excess of its required net capital of $100,000.

Note 8- Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized in the statement of financial condition (including receivables and payables) approximates their carrying value, as such financial instruments are short term in nature.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Gerber Asset Management, LLC
120 Broadway
New York, NY 10271

Gentlemen:

We have audited the accompanying statement of financial condition of Gerber Asset Management, LLC, as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gerber Asset Management, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 11, 2002